Exhibit 99.4

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR THE REPUBLIC OF SOUTH AFRICA.

25 January 2008

Imperial Tobacco Group PLC provides further details of the squeeze-out and sell-out processes

As announced earlier today, the Spanish Securities and Exchange Commission, the Comisión Nacional del Mercado de Valores (the “CNMV”), has published the final result of Imperial Tobacco Group PLC’s (“Imperial Tobacco”) cash offer (which offer was made by its wholly-owned subsidiary, Imperial Tobacco Overseas Holdings (3) Limited (“ITOH”)) for the entire issued share capital of Altadis, S.A. (“Altadis”) at €50 per share (the “Offer”).

The outcome of the Offer was that 241,867,605 Altadis shares, representing 95.81% of Altadis’ issued share capital (which represent 95.81% of the shares to which the Offer was addressed), had been tendered in acceptance of the Offer. Accordingly, as mentioned in Imperial Tobacco’s announcement dated 22 January 2008, the conditions set out in article 60.quater of the Spanish Stock Exchange Act (Law 24/1988, of 28 July relating to the Stock Market) (the Stock Exchange Act)  and in article 47 of the Royal Decree 1066/2007 of 27 July relating to the legal regime applicable to public takeover bids in Spain (the “Royal Decree”) entitling (i) ITOH to squeeze out the remaining shareholders and (ii) those remaining shareholders that have not tendered their shares in the Offer to sell out their shares to ITOH, have been satisfied.

Therefore, and in accordance with article 48.4 of the Royal Decree, ITOH hereby confirms its decision to compulsorily acquire all of the Altadis shares not held by ITOH for a consideration of €50 per Altadis share and it confirms that the trade date for such acquisition shall be 18 February 2008 and that the acquisition shall be completed in accordance with the procedure described below. All costs relating to the implementation and settlement of the squeeze-out process will be borne by Imperial Tobacco Group PLC.

Those Altadis shareholders who desire to sell their Altadis shares before the trade date established for the above mentioned acquisition (i.e. before 18 February 2008) will be able to do so in accordance with article 60.quater of the Stock Exchange Act and article 47 of the Royal Decree, as was indicated in ITOH’s explanatory prospectus relating to the Offer. However, it is hereby noted to the remaining Altadis shareholders that they will have to bear the selling party costs of the implementation and settlement of any sell-out transaction (including, without limitation, brokerage costs and value added tax relating thereto). Therefore, it is recommended that Altadis shareholders obtain, before exercising their sell-out right, the information relating to the costs that they would be required to pay should they wish to exercise their sell-out right.

As indicated in ITOH’s explanatory prospectus relating to the Offer, in order to facilitate the sale of their Altadis shares by the Altadis shareholders, ITOH will maintain a permanent order in the market for Altadis shares at a price of €50 per share from Monday 28 January 2008 until the date on which the Altadis shares are suspended from trading.

In accordance with the provisions of article 48.10 of the Royal Decree, after the settlement of the squeeze-out, the Altadis shares shall be delisted from the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges. The delisting of the Altadis shares from Eurolist by Euronext Paris shall be  subject to the formal authorisation of Euronext Paris. It is envisaged that the delisting of Altadis shares from both the Spanish Stock Exchanges and Eurolist by Euronext Paris will be done in a coordinated way.

SQUEEZE-OUT PROCESS

As mentioned above, ITOH has fixed 18 February 2008 as the trade date for the implementation of the squeeze-out. Any holder of Altadis shares, who is registered as such in the relevant IBERCLEAR records and in the relevant records of the entities which are members of IBERCLEAR, or in the relevant Euroclear France records (in the case of the Altadis shares listed on Eurolist by Euronext Paris), at closing on the immediately preceding trading session to the trade date, will have their Altadis shares compulsorily acquired pursuant to the squeeze-out.

To ensure the orderly implementation of the squeeze-out, ITOH shall request of the CNMV and Euronext Paris that the last trading date for the Altadis shares shall be 11 February 2008 and that the shares remain suspended until the effective delisting of the shares both in Spain and in France.

ITOH has appointed Santander Investment Bolsa, S.V, S.A. to act as an intermediary entity in connection with the squeeze-out and also Santander Investment S.A. and BNP Paribas Securities Services in Spain and France, respectively, to act in relation to the settlement of the squeeze-out.

All depository entities having Altadis shares in their custody at the closing on 15 February 2008, will execute the transfer of the Altadis shares to ITOH on the squeeze-out trade date, free of any charge, lien or third party rights, in compliance with the procedure established by the markets where the Altadis shares are listed.

The settlement of the squeeze-out regarding the Altadis shares negotiated in Spain shall be carried out in accordance with the procedure established by IBERCLEAR. It is expected that this will take place on 21 February 2008.

Regarding the Altadis shares listed on Eurolist by Euronext Paris, on the squeeze-out settlement date, all the financial intermediary entities shall be responsible for transferring all remaining Altadis shares (which are listed on Eurolist by Euronext Paris), free of any charge, lien or third party rights, to Euroclear France and Euroclear France will, in turn, deliver those shares to Santander Investment, S.A. (who will, in turn, transfer them to ITOH). On that same date, ITOH shall pay to the financial intermediary entities, through BNP Paribas Securities Services, €50 for each Altadis share that has been transferred to ITOH. The financial intermediary entities shall pay such price to each of the former holders of the Altadis shares that have been transferred to ITOH.

Imperial Tobacco

Alex Parsons (Head of Corporate Communications)	Telephone:+44 (0) 7967 467241

Simon Evans (Group Press Officer)	Telephone:+44 (0) 7967 467684

John Nelson-Smith (Investor Relations Manager)	Telephone:+44 (0) 117 933 7032

Nicola Tate (Investor Relations Manager)	Telephone:+44 (0) 117 933 7082

Citi (lead financial adviser to Imperial Tobacco)	Telephone:+44 (0) 20 7986 4000

Ian Carnegie-Brown

Ian Hart

Mark Todd

Manuel Falco	Telephone:+34 (0) 91 538 4411

Hoare Govett (joint corporate broker to Imperial Tobacco)	Telephone:+44 (0) 20 7678 8000

Hugo Fisher

Paul Nicholls

Morgan Stanley (joint corporate broker to Imperial Tobacco)	Telephone:+44 (0) 20 7425 5000

Paul Baker

Alastair Cochran

Citi, Hoare Govett limited and Morgan Stanley & Co. International limited which  are authorised and regulated in the United Kingdom by the Financial Services Authority,  are acting exclusively for Imperial Tobacco and no one else in relation to the matters referred to in this announcement and will not be responsible to anyone other than Imperial Tobacco for providing the protections afforded to clients of Citi, Hoare Govett limited and Morgan Stanley & Co. International limited respectively nor for providing advice in relation to these matters, the content of this announcement or any matter referred to in it.

Copies of Imperial Tobacco’s announcements are available on its website: www.imperial-tobacco.com

The statements contained in this announcement that are not historical facts are “forward-looking” statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Imperial Tobacco’s control and all of which are based on the current beliefs and expectations about future events of the directors’ of Imperial Tobacco. No assurance can be given that such future results will be achieved. Actual events or results may differ materially as a result of risks and uncertainties facing Imperial Tobacco and its subsidiaries. Except to the extent required by applicable law, Imperial Tobacco will not necessarily update any of them in light of new information or future events and undertakes no duty to do so.

This press release is not an offer of securities for sale in the United States. The securities of Imperial Tobacco may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that will contain detailed information about the company and management, as well as financial statements.